Exhibit 21 — Subsidiaries of the Company, Jurisdiction of Incorporation, and Percentage of Ownership
1.	United Shareholder Services, Inc. — incorporated in Texas and wholly owned by the Company

2.	U.S. Global Investors (Bermuda) Ltd., incorporated in Bermuda and wholly owned by the Company

3.	U.S. Global Investors (Guernsey) Limited — incorporated in Guernsey, Channel Islands, and wholly owned by the Company

4.	U.S. Global Brokerage, Inc. — incorporated in Texas and wholly owned by the Company